SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kontoor Brands, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50050N103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50050N103	Page 2 of 4 Pages

1)	Names of Reporting Persons Juliana L. Chugg
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 13,071
	6)	Shared Voting Power 5,668,114* * Ms. Chugg is co-trustee with PNC Bank, N.A. and Clarence Otis, Jr. with respect to 5,667,160 of these shares.
	7)	Sole Dispositive Power 13,071
	8)	Shared Dispositive Power 5,668,114* * Ms. Chugg is co-trustee with PNC Bank, N.A. and Clarence Otis, Jr. with respect to 5,667,160 of these shares.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,681,185
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares. See Instructions. ☐
11)	Percent of Class Represented by Amount in Row (9) 9.98%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 50050N103	Page 3 of 4 Pages

ITEM 1(a)—NAME OF ISSUER:

Kontoor Brands, Inc.

ITEM 1(b)—ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

400 N. Elm Street

Greensboro, North Carolina 27401

ITEM 2(a)—NAME OF PERSON FILING:

Juliana L. Chugg

ITEM 2(b)—ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

400 N. Elm Street

Greensboro, North Carolina 27401

ITEM 2(c)—CITIZENSHIP:

United States

ITEM 2(d)—TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e)—CUSIP NUMBER:

50050N103

ITEM 3—IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), or 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4—OWNERSHIP:

The following information is as of December 31, 2019:

(a)	Amount Beneficially Owned:		5,681,185 shares
(b)	Percent of Class:		9.98%
(c)	Number of shares to which such person has:
	(i)	sole power to vote or to direct the vote	13,071
	(ii)	shared power to vote or to direct the vote	5,668,114*
	(iii)	sole power to dispose or to direct the disposition of	13,071
	(iv)	shared power to dispose or to direct the disposition of	5,668,114*

	*Ms. Chugg is co-trustee with PNC Bank, National Association (“PNC Bank”) and Clarence Otis, Jr. with respect to 5,667,160 of these shares. The remaining 954 shares are held by Ms. Chugg’s spouse.

	Of the total shares of common stock reported herein, 5,667,160 shares are held in Barbey trust accounts for which Juliana L. Chugg serves as co-trustee. Ms. Chugg serves as co-trustee with Clarence Otis, Jr. and PNC Bank, National Association and is deemed to share with them voting power and dispositive power with respect to these 5,667,160 shares.

CUSIP No. 50050N103	Page 4 of 4 Pages

ITEM 5—OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6—OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Ms. Chugg, together with Clarence Otis, Jr. and PNC Bank, as co-trustees, share the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock held by the Barbey trust accounts noted in Item 4 above. The beneficiaries of the trust have the right to receive dividends from the common stock in their trust accounts.

ITEM 7— IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

ITEM 8—IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9—NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10—CERTIFICATION:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2020

/s/ Juliana L. Chugg

Juliana L. Chugg